Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2015

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2015 (the “Consolidated Financial Statements”) and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2014. The date of this MD&A is November 4, 2015. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31
Three months ended (1)	2015	2015	2015	2014	2014	2014	2014	2013
Gross revenues (2)	$295	$360	$340	$473	$589	$656	$673	$622
Funds flow from operations	45	82	74	142	232	306	273	229
Basic per share	0.09	0.16	0.15	0.29	0.47	0.62	0.56	0.47
Diluted per share	0.09	0.16	0.15	0.29	0.47	0.62	0.56	0.47
Funds flow	14	47	112	137	231	298	269	203
Basic per share	0.03	0.09	0.22	0.28	0.47	0.61	0.55	0.42
Diluted per share	0.03	0.09	0.22	0.28	0.47	0.60	0.55	0.42
Net income (loss)	(764)	(28)	(248)	(1,772)	(15)	143	(89)	(675)
Basic per share	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)	(1.38)
Diluted per share	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29	(0.18)	(1.38)
Dividends declared	5	5	5	70	69	69	69	68
Per share	$0.01	$0.01	$0.01	$0.14	$0.14	$0.14	$0.14	$0.14
Production
Liquids (bbls/d) (3)	55,323	63,222	65,343	64,124	64,687	69,409	71,638	78,874
Natural gas (mmcf/d)	161	168	177	198	217	224	239	275

Total (boe/d)	82,198	91,164	94,905	97,143	100,839	106,706	111,461	124,752

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Calculation of Funds Flow/ Funds Flow from Operations

(millions, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Cash flow from operating activities	$59	$292	$148	$728
Change in non-cash working capital	(54)	(73)	—	38
Decommissioning expenditures	9	12	25	32

Funds flow	14	231	173	798
Monetization of foreign exchange contracts	—	—	(63)	—
Settlements of normal course foreign exchange contracts	(6)	—	(31)	(2)
Realized foreign exchange loss – debt prepayments	15	—	59	—
Realized foreign exchange loss – debt maturities	—	—	36	3
Restructuring charges	22	1	27	12

Funds flow from Operations	$45	$232	$201	$811

Per share – funds flow
Basic per share	$0.03	$0.47	$0.34	$1.62
Diluted per share	0.03	0.47	0.34	1.62
Per share – funds flow from operations
Basic per share	0.09	0.47	0.40	1.65
Diluted per share	$0.09	$0.47	$0.40	$1.65

The decrease in funds flow compared to the prior year is mainly due to lower revenues as a result of a weaker commodity price environment and lower production volumes due to asset dispositions.

During the third quarter of 2015, the Company settled US$70 million of foreign exchange forward contracts on senior note debt prepayments as rates were hedged between the prepayment date and settlement date. Additionally, in the third quarter, Penn West repaid US$56 million, $6 million, £2 million and €1 million of senior notes as a result of at par prepayment offers made to its noteholders using asset disposition proceeds, together with a concurrent pro rata repayment of $18 million on its syndicated bank facility. As the Canadian dollar has weakened relative to the US dollar from the issue date of the senior notes to the settlement date, a realized foreign exchange loss was recorded.

For the first nine months of 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes in addition to monetizing its outstanding natural gas hedges in the first quarter of 2015 (subsequent to the monetization, the Company entered into new natural gas contracts). It also settled US$147 million of foreign exchange forward contracts as part of normal course maturities.

During the first nine months of 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $50 million as part of normal maturities and additional amounts of US$258 million, $24 million, £10 million and €2 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of $56 million outstanding under its syndicated bank facility using asset disposition proceeds.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Strategy

During the third quarter of 2015, Penn West continued to reduce debt and strengthen its balance sheet in spite of the current commodity price environment by executing on a number of strategies including:

•	a 35 percent reduction in its workforce;

•	suspension of the dividend program and a reduction in board compensation;

•	the plan to limit development capital expenditures to remain within its funds flow from operations by the end of 2015; and

•	further asset disposition activity by entering into two definitive sales agreements for total proceeds of $398 million, prior to closing adjustments.

As the Company moves forward, it will continue to build on the efficiencies it has gained over the past several months and look for further opportunities to reduce its overall cost structure. It will also pursue additional non-core asset disposition initiatives as a means to strengthen its balance sheet and further focus its asset portfolio. Penn West has taken a number of critical steps over the past 18 months which have increased its financial flexibility and demonstrated commitment to long-term sustainability.

Business Environment

The following table outlines quarterly averages for benchmark prices and our realized prices for the previous five quarters.

	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014
Benchmark prices
WTI crude oil (US$/bbl)	$46.43	$57.94	$48.63	$73.15	$97.31
Edm mixed sweet par price (CAD$/bbl)	56.17	67.63	51.76	75.58	96.98
NYMEX Henry Hub ($US/mcf)	2.77	2.64	2.98	4.00	4.06
AECO Monthly Index (CAD$/mcf)	2.85	2.66	2.95	4.00	4.22
Penn West average sales price (1)
Light oil (per bbl)	52.60	64.56	49.82	72.82	94.63
NGL (per bbl)	15.24	17.40	20.31	38.88	52.95
Heavy oil (per bbl)	31.20	46.44	30.20	54.35	72.59
Total liquids (per bbl)	44.83	55.85	42.97	65.48	85.27
Natural gas (per mcf)	2.99	2.78	3.08	3.94	4.33
Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.42)	(2.86)	(6.80)	(6.33)	(8.09)
WTI - WCS Heavy ($US/bbl)	$(13.27)	$(11.59)	$(14.73)	$(14.23)	$(20.18)

(1)	Excludes the impact of realized hedging gains or losses.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Crude Oil

After a brief recovery late in the second quarter of 2015, crude oil prices continued their downward trend through the third quarter as it became apparent that supply was not declining as rapidly as many had forecasted and concerns remained about demand growth. Also contributing to the decrease were declining refinery utilizations which pushed WTI below US$40 per barrel for a brief period before recovering to US$45 per barrel late in the quarter.

Canadian light and heavy oil differentials experienced high volatility during the third quarter as a result of both supply disruptions and unscheduled refinery outages. Light oil differentials ranged from US$0.43 per barrel to US$6.03 per barrel off WTI while heavy oil differentials fluctuated between US$7.45 per barrel to US$18.82 per barrel off WTI.

As we enter the fourth quarter of 2015 there is evidence that North American production is on the decline and concerns regarding at capacity storage levels during the fall refinery turnaround have decreased. However, uncertainties regarding demand growth and the potential for incremental supply, particularly from Iran, persist and will likely continue to challenge prices into 2016.

Penn West entered a number of financial hedging positions during the third quarter of 2015. As at September 30, 2015, the Company has the following contracts in place:

Reference Price	Term	Price ($/Barrel)	Volume (Barrels/day)
WTI	Oct 2015 – Dec 2015	CAD $72.57	12,500
WTI	Jan 2016 – Mar 2016	CAD $72.83	9,500
WTI	Apr 2016 – Jun 2016	CAD $71.98	6,000
WTI	Jul 2016 – Dec 2016	CAD $72.08	5,000

Subsequent to September 30, 2015, the Company entered into additional crude oil swaps on the following:

•	1,000 barrels per day of production in the second quarter of 2016 at WTI CAD$65.00 per barrel,

•	1,000 barrels per day of production in the third quarter of 2016 at WTI CAD$66.05 per barrel,

•	1,000 barrels per day of production in the fourth quarter of 2016 at WTI CAD$67.05 per barrel,

•	3,000 barrels per day of production in the first quarter of 2017 at WTI CAD$69.37 per barrel,

Natural Gas

NYMEX Henry Hub natural gas price strengthened in the beginning of the quarter as increasing temperatures and nuclear plant turnarounds increased the demand for natural gas. However, late in the quarter it became evident that continued strong supply and moderating demand were causing storage inventory to build above the five month average heading into the winter heating season. As a result, NYMEX pricing softened throughout the month of September trading at US$2.50 per MMBtu at the end of the quarter.

AECO pricing followed the same pattern as NYMEX and increased early in the quarter then softened throughout September. This was offset to some degree by a strengthening basis differential between NYMEX and AECO due to ongoing restrictions on the TCPL system which reduced available supply. If these restrictions are lifted, this may result in downward pressure on AECO prices in the Fall season.

At September 30, 2015, Penn West had 70,000 mcf per day of 2015 production hedged at an average price of $2.86 per mcf and 19,000 mcf per day of 2016 production hedged at an average price of $3.08 per mcf.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Average Sales Prices

	Three months ended September 30			Nine months ended September 30
	2015	2014	% change	2015	2014	% change
Light oil (per bbl)	$52.60	$94.63	(44)	$55.72	$98.10	(43)
Commodity gain (loss) (per bbl) (1)	5.82	—	100	2.09	(2.40)	>(100)

Light oil net (per bbl)	58.42	94.63	(38)	57.81	95.70	(40)

Heavy oil (per bbl)	31.20	72.59	(57)	35.91	73.93	(51)

NGL (per bbl)	15.24	52.95	(71)	17.81	58.03	(69)

Natural gas (per mcf)	2.99	4.33	(31)	2.95	5.03	(41)
Commodity gain (loss) (per mcf) (1)	0.03	(0.30)	>(100)	0.48	(0.40)	>(100)

Natural gas net (per mcf)	3.02	4.03	(25)	3.43	4.63	(26)

Weighted average (per boe)	36.05	64.01	(44)	38.45	67.91	(43)
Commodity gain (loss) (per boe) (1)	2.83	(0.65)	>(100)	1.91	(1.91)	>(100)

Weighted average net (per boe)	$38.88	$63.36	(39)	$40.36	$66.00	(39)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

RESULTS OF OPERATIONS

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2015	2014	% change	2015	2014	% change
Light oil (bbls/d)	39,052	44,021	(11)	43,009	47,173	(9)
Heavy oil (bbls/d)	11,153	13,012	(14)	11,992	13,251	(10)
NGL (bbls/d)	5,118	7,654	(33)	6,258	8,128	(23)
Natural gas (mmcf/d)	161	217	(26)	169	226	(25)

Total production (boe/d)	82,198	100,839	(18)	89,376	106,296	(16)

Penn West’s production levels were lower than the comparative periods mainly due to non-core property dispositions that were closed during the fourth quarter of 2014 and in 2015 as the Company made progress on its planned disposition strategy and strengthened its balance sheet.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended September 30
	2015				2014
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price	$48.28	$31.20	$2.99	$36.05	$64.01
Commodity gain (loss) (1)	5.15	—	0.03	2.83	(0.65)
Royalties	(4.50)	(2.16)	—	(2.72)	(8.99)
Transportation	(1.05)	(2.28)	(0.35)	(1.55)	(1.12)
Operating costs	(24.77)	(23.32)	(2.25)	(20.89)	(20.74)

Netback	$23.11	$3.44	$0.42	$13.72	$32.51

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	44,169	11,153	161	82,198	100,839

(1)	Realized risk management gains and losses on commodity contracts.

During the third quarter of 2015, the Company’s netbacks were affected by a continued decline in commodity prices, particularly, heavy oil. The reduction in crude oil prices was partially offset by the weakening of the Canadian dollar during the third quarter.

	Nine months ended September 30
	2015				2014
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback:
Sales price (1)	$50.91	$35.91	$2.95	$38.45	$67.91
Commodity gain (loss) (2)	1.82	—	0.48	1.91	(1.91)
Royalties	(5.41)	(3.54)	(0.26)	(3.95)	(10.23)
Transportation	(1.00)	(1.89)	(0.33)	(1.43)	(1.17)
Operating costs	(23.28)	(20.82)	(2.00)	(19.41)	(18.75)
Netback	$23.04	$9.66	$0.84	$15.57	$35.85

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	49,267	11,992	169	89,376	106,296

(1)	Excluded from the netback calculation in 2015 was $10 million of other income.
(2)	Realized risk management gains and losses on commodity contracts.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Light oil and NGL	$218	$422	(48)	$719	$1,364	(47)
Heavy oil	32	87	(63)	118	267	(56)
Natural gas	45	80	(44)	158	287	(45)

Gross revenues (1)	$295	$589	(50)	$995	$1,918	(48)

(1)	Includes realized risk management gains and losses on commodity contracts which totaled $22 million for the three months ended September 30, 2015 (2014 - $6 million loss) and $47 million for the nine months ended September 30, 2015 (2014 - $55 million loss).

Gross revenues declined from 2014 as a result of a significant decrease in the commodity price environment and lower production volumes due to non-core asset dispositions that were closed in 2014 and 2015.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – September 30, 2014	$1,918
Decrease in light oil and NGL production	(149)
Decrease in light oil and NGL prices (1)	(496)
Decrease in heavy oil production	(25)
Decrease in heavy oil prices	(124)
Decrease in natural gas production	(73)
Decrease in natural gas prices (1)	(56)

Gross revenues – January 1 – September 30, 2015	$995

(1)	Includes realized risk management gains and losses on commodity contracts.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Royalties

	Three months ended September 30			Nine months ended September 30
	2015	2014	% change	2015	2014	% change
Royalties (millions)	$20	$83	(76)	$96	$297	(68)
Average royalty rate (1)	7%	14%	(50)	10%	15%	(33)
$/boe	$2.72	$8.99	(70)	$3.95	$10.23	(61)

(1)	Excludes effects of risk management activities.

Royalties have declined in 2015 from the comparative periods due to decreases in the commodity price environment and the impact of asset disposition activity completed in 2014 and 2015.

Expenses

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Operating	$159	$193	(18)	$474	$544	(13)
Transportation	12	11	9	35	34	3
Financing	40	37	8	120	117	3
Share-based compensation	$(4)	$1	>(100)	$3	$18	(83)

	Three months ended September 30			Nine months ended September 30
(per boe)	2015	2014	% change	2015	2014	% change
Operating	$20.89	$20.74	1	$19.41	$18.75	4
Transportation	1.55	1.12	38	1.43	1.17	22
Financing	5.26	3.87	36	4.91	4.03	22
Share-based compensation	$(0.51)	$0.21	>(100)	$0.11	$0.60	(82)

Operating

In 2015, operating costs were lower than the comparative periods as a result of asset disposition activity, successful cost reduction initiatives which led to a decline in maintenance and labour costs along with lower power costs mainly due to a reduction in pool prices. Increases to operating costs on a per boe basis primarily related to lower volumes due to asset dispositions and lower capital spending levels.

Operating expenses for the first nine months of 2015 included a realized loss of $10 million (2014 – $1 million loss) on electricity contracts and for the third quarter of 2015 a realized loss of $6 million (2014 – $1 million gain).

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Financing

At September 30, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At September 30, 2015, the Company had $648 million of unused credit capacity available.

At September 30, 2015, the value of the Company’s senior notes was $1.7 billion (December 31, 2014 – $2.1 billion). There were no senior notes issued in either 2015 or 2014. During 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and CAD$50 million as part of normal maturities and additional amounts of US$258 million, CAD$24 million, £10 million and €2 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. In 2015, Penn West also repaid a total of CAD$56 million outstanding under its syndicated bank facility using asset disposition proceeds.

Summary information on our senior notes outstanding is as follows at September 30, 2015:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$243	8 – 15 years	6.86%		2.8
2008 Notes	May 29, 2008	US$400, CAD$30	8 – 12 years	7.24%		2.2
UK Notes	July 31, 2008	£47	10 years	6.95	% (2)	2.8
2009 Notes	May 5, 2009	US$77(3), £19, €8	5 – 10 years	9.77	% (4)	2.7
2010 Q1 Notes	March 16, 2010	US$178	5 – 15 years	6.69%		4.1
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$140, CAD$45	5 – 15 years	5.95%		5.9
2011 Notes	November 30, 2011	US$87, CAD$22	5 – 10 years	5.49%		4.5

(1)	Average interest rate is calculated on September 30, 2015 prior to the filing of the third quarter covenant calculations and can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 10.49 percent and 10.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt capital structure includes short-term financings under its syndicated bank facility and long-term instruments through its senior notes. Financing charges in 2015 increased compared to 2014 as there was a higher balance drawn under the syndicated bank facility during the third quarter of 2015 compared to 2014.

Additionally, in May 2015 the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Consolidated Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at September 30, 2015, 23 percent (December 31, 2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Long-Term Retention and Incentive Plan (“LTRIP”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Options	$1	$2	(50)	$3	$7	(57)
LTRIP	(4)	—	(100)	—	9	(100)
PSU	(1)	(1)	—	—	2	(100)

Share-based compensation	$(4)	$1	(100)	$3	$18	(83)

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at September 30, 2015 was $0.60 (2014 – $7.59). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses (“G&A”)

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2015	2014	% change	2015	2014	% change
Gross	$36	$45	(20)	$113	$135	(16)
Per boe	4.74	4.82	(2)	4.61	4.65	(1)
Net	23	34	(33)	68	104	(35)
Per boe	$3.02	$3.69	(18)	$2.79	$3.58	(22)

G&A decreased from the comparable periods as a result of significant reductions in the Company’s cost structure and staffing levels.

On September 1, 2015, the Company announced a further 35 percent reduction in staff, with most of the reductions occurring immediately. As a result, net G&A per boe is expected to be between $2.80 per boe - $3.05 per boe for 2015.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Restructuring Expense

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2015	2014	% Change	2015	2014	% change
Restructuring	$22	$1	>100	$27	$12	>100
Per boe	$2.90	$0.10	>100	$1.12	$0.43	>100

On September 1, 2015, the Company announced a significant reduction to its headcount as it implemented strategies to reduce its cost structure. As a result, restructuring charges increased during the third quarter due to the recording of employee severances.

Depletion, Depreciation, Impairment and Accretion

	Three months ended September 30			Nine months ended September 30
(millions, except per boe amounts)	2015	2014	% change	2015	2014	% change
Depletion and depreciation (“D&D”)	$155	$181	(14)	$510	$555	(8)
D&D expense per boe	20.38	19.61	4	20.88	19.15	9
Impairment	834	—	100	834	—	100
Impairment per boe	110.29	—	100	34.18	—	100
Accretion of decommissioning liability	9	9	—	28	27	4
Accretion expense per boe	$1.23	$0.98	26	$1.15	$0.93	24

The D&D expense decreased from the comparative periods mainly due to asset dispositions in 2014 and 2015 which resulted in lower production volumes. On a per boe basis, D&D increased from 2014 largely due to increases in future development costs which were partially offset by the effect of asset dispositions and impairment charges recorded in 2014.

In the third quarter of 2015, Penn West recorded an impairment charge of $435 million primarily related to certain non-core properties in the Fort St. John area of northeastern British Columbia and in the Swan Hills and Wainwright areas of Alberta. This was mainly due to a decline in forecasted commodity prices compared to December 31, 2014 for these non-core areas.

Additionally, during the third quarter of 2015, Penn West announced it had entered into two definitive sale agreements to sell certain non-core assets located in the Mitsue area of Central Alberta and in the Weyburn area of Southeast Saskatchewan. As the closings of these transactions are planned for the fourth quarter of 2015, at September 30, 2015, both asset packages were classified as assets held for sale thus requiring an impairment test. As a result of completing the impairment tests, Penn West recorded an impairment charge of $399 million on these two transactions as the book value of these assets exceeded the fair value received. The Company remains committed to pursuing additional non-core asset sales as it continues to focus on debt reduction and strengthening its balance sheet. Subsequent to quarter-end, on October 30, 2015, the Mitsue disposition closed. Penn West expects the Weyburn transaction to close in November 2015.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Taxes

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Deferred tax expense (recovery)	$(258)	$22	>(100)	$(252)	$74	>(100)

The deferred income tax recovery recorded during the third quarter of 2015 was primarily due to PP&E impairment charges recorded during the period.

For the first nine months of 2015, the deferred income tax recovery described above was partially offset by the proposed corporate tax rate increase in Alberta from 10 percent to 12 percent which was substantively enacted in the second quarter of 2015 and resulted in a $60 million charge.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Realized foreign exchange loss on maturities	$—	$—	—	$(36)	$(3)	>100
Realized foreign exchange loss on pre-payments	(15)	—	(100)	(59)	—	(100)
Unrealized foreign exchange loss	(89)	(83)	7	(162)	(89)	82

Foreign exchange loss	$(104)	$(83)	25	$(257)	$(92)	>100

During the third quarter of 2015, Penn West repaid US$56 million, $6 million, £2 million and €1 million as a result of the offer of disposition proceeds to its noteholders. For the first nine months of 2015, Penn West repaid senior notes in an aggregate amount of US$193 million and $50 million as part of normal maturities and additional amounts of US$258 million, $24 million, £10 million and €2 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. As the Canadian dollar has weakened relative to the US dollar from the issue date of the senior notes to the settlement date, a realized foreign exchange loss was recorded. For the remainder of 2015, the Company has $7 million of normal course maturities in December and will offer the $398 million of disposition proceeds, subject to closing adjustments, as pre-payments to its noteholders and bank syndicate.

The unrealized loss during both periods in 2015 is primarily due to the weakening of the Canadian dollar relative to the US dollar. This was partially offset by repayments of its senior notes as cumulative amounts previously recorded as unrealized foreign exchange losses on the specific debt maturities/pre-payments settled in the period are offset into realized foreign exchange losses.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Net Income (Loss)

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2015	2014	% change	2015	2014	% change
Net income (loss) (millions)	$(764)	$(15)	>100	$(1,040)	$39	>(100)
Basic per share	(1.52)	(0.03)	>100	(2.07)	0.08	>(100)
Diluted per share	$(1.52)	$(0.03)	>100	$(2.07)	$0.08	>(100)

The net loss in 2015 is primarily due to non-cash PP&E impairments of $435 million in non-core properties recorded in the third quarter of 2015 as a result of the decline in forecasted commodity prices from December 31, 2014. Additionally, as a result of entering into definitive sales agreements during the third quarter of 2015 related to the Mitsue and Weyburn transactions, Penn West recorded non-cash impairment charges of $399 million on these two transactions as the book value of these assets exceeded the fair value received.

Capital Expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Land acquisition and retention	$—	$1	(100)	$1	$2	(50)
Drilling and completions	93	172	(46)	256	345	(26)
Facilities and well equipping	31	52	(41)	122	135	(10)
Geological and geophysical	—	—	—	2	7	(71)
Corporate	1	7	(86)	5	10	(50)
Capital carried by partners	(9)	(7)	29	(15)	(14)	7

Capital expenditures (1)	116	225	(48)	371	485	(24)
Property dispositions, net	1	(3)	>(100)	(411)	(215)	91

Total capital expenditures	$117	$222	(47)	$(40)	$270	>(100)

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2015, the Company has focused on development activities within its core, light-oil areas of the Viking and Cardium due to their positive economics under the current weak commodity price environment. For the first nine months of 2015, Penn West has drilled a total of 138 net operated wells predominately in these two areas. Consistent with its updated guidance, the Company decreased its capital spending during the third quarter of 2015 in light of current commodity prices.

The Company continued to progress on its asset disposition program during the third quarter and entered into transactions to sell non-core assets located in the Mitsue area of Alberta and its 9.5 percent working interest in the Weyburn unit in Saskatchewan for total proceeds of $398 million. Subsequent to the quarter, the Mitsue transaction closed on October 30, 2015 and the Company anticipates the Weyburn transaction to close in November 2015. The proceeds from the transactions will be offered to the Company’s noteholders and bank syndicate with debt prepayments expected in December 2015.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
E&E capital expenditures	$3	$22	(86)	$10	$53	(81)

During 2015, E&E capital expenditures were minimal as the Company focused on its core light-oil plays with the Cardium and Viking.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Loss (gain) on asset dispositions

	Three months ended September 30			Nine months ended September 30
(millions)	2015	2014	% change	2015	2014	% change
Loss (gain) on asset dispositions	$1	$—	100	$(94)	$48	>(100)

In 2015, Penn West has completed a number of non-core asset dispositions as it continues to reduce outstanding debt and focus its asset portfolio. Also, for the first nine months of 2015, $3 million of transaction costs were recorded during the disposition processes.

Goodwill

(millions)	September 30, 2015	December 31, 2014
Balance, end of period	$684	$734

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years. During the third quarter of 2015, Penn West reduced goodwill by $22 million as a result of goodwill impairment due to two dispositions that are classified as held for sale at September 30, 2015. In 2015, Penn West reduced goodwill by $28 million as a result of a portion of goodwill being allocated to non-core property dispositions.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	September 30, 2015		December 31, 2014
(millions)		%		%
Common shares issued, at market (1)	$301	11	$1,208	33
Bank loans and long-term notes	2,249	83	2,149	59
Working capital deficiency (surplus) (2)(3)	165	6	304	8

Total enterprise value	$2,715	100	$3,661	100

(1)	The share price at September 30, 2015 was $0.60 (December 31, 2014 - $2.43 per share).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.
(3)	Includes $6 million working capital deficiency related to assets classified as held for sale.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Dividends

	Three months ended September 30			Nine months ended September 30
(millions, except per share amounts)	2015	2014	% change	2015	2014	% change
Dividends declared	$5	$69	(93)	$15	$207	(93)
Per share	0.01	0.14	(93)	0.03	0.42	(93)
Dividends paid (1)	$5	$69	(93)	$80	$206	(61)

(1)	Includes amounts funded by the dividend reinvestment plan.

On July 29, 2015, the Company declared its third quarter dividend of $0.01 per share which was paid on October 15, 2015 to shareholders of record on September 30, 2015.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On September 30, 2015, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	September 30, 2015
Senior debt to EBITDA (1)	Less than 5:1	4.3
Total debt to EBITDA (1)	Less than 5:1	4.3
Senior debt to capitalization	Less than 50%	33%
Total debt to capitalization	Less than 55%	33%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

The table below outlines the Company’s senior debt to EBITDA calculation as at September 30, 2015:

	Three months ended				Trailing 12 months
(millions, except ratios)	Sept. 30 2015	June 30 2015	Mar. 31 2015	Dec. 31 2014	Sept. 30 2015
Funds Flow	$14	$47	$112	$137	$310
Financing	40	43	37	40	160
Realized gain on foreign exchange hedges on prepayments	(6)	(3)	—	—	(9)
Realized foreign exchange loss – debt prepayments	15	44	—	—	59
Restructuring expenses	22	3	2	5	32

EBITDA	$85	$134	$151	$182	$552
EBITDA contribution from assets sold (1)					(32)

EBITDA as defined by debt agreements					$520
Long-term debt					$2,249
Letters of credit – financial (2)					14

Total senior debt					$2,263
Senior debt to EBITDA					4.3

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the Senior debt calculation per the debt agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Financial Instruments

The Company had the following financial instruments outstanding as at September 30, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume		Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps		70,000 mcf/d	Oct/15 – Dec/15	$2.86/mcf	$—
AECO Swaps		19,000 mcf/d	Jan/16 – Dec/16	$3.08/mcf	1
Crude Oil
WTI Swaps		12,500 bbl/d	Oct/15 – Dec/15	$72.57/bbl	13
WTI Swaps		4,500 bbl/d	Jan/16 – Mar/16	$73.67/bbl	4
WTI Swaps		1,000 bbl/d	Apr/16 – Jun/16	$71.50/bbl	1
WTI Swaps		5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	10
Electricity swaps
Alberta Power Pool		10 MW	Oct/15 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool		70 MW	Oct/15 – Dec/15	$55.17/MWh	(3)
Alberta Power Pool		25 MW	Jan/16 – Dec/16	$49.90/MWh	(2)
Crude oil assignment
18 – month term		10,000 boe/d	Oct/15 – May/16	Differential WCS (Edm) vs. WCS (USGC)	8
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$	229	2015 – 2022	1.000 CAD/USD	75
Cross currency swaps
10-year initial term		£57	2018	2.0075 CAD/GBP, 6.95%	3
10-year initial term		£20	2019	1.8051 CAD/GBP, 9.15%	6
10-year initial term		€10	2019	1.5870 CAD/EUR, 9.22%	—

Total					$115

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

The components of risk management gain (loss) were as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
Realized
Settlement of commodity contracts/assignment	$22	$(6)	$29	$(55)
Monetization of commodity contracts	—	—	18	—
Settlement of foreign exchange contracts	6	—	31	2
Monetization of foreign exchange contracts	—	—	63	—

Total realized risk management gain (loss)	28	(6)	141	(53)
Unrealized
Commodity contracts	48	12	6	13
Electricity swaps	(3)	—	4	4
Interest rate swaps	—	—	—	1
Crude oil assignment	4	12	(3)	12
Foreign exchange contracts	20	27	(23)	24
Cross-currency swaps	7	—	17	3

Total unrealized risk management gain	76	51	1	57

Risk management gain	$104	$45	$142	$4

In 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes and settled US$147 million of foreign exchange forward contracts as part of normal course maturities. Additionally, during the first quarter of 2015, Penn West monetized its natural gas hedges, and subsequently entered into new natural gas hedging contracts.

Outlook

The Company has refined its annual production guidance range to 85,000 – 87,000 boe per day from 84,000 – 88,000 boe per day as it nears the end of 2015. There have been no changes to the Company’s guidance for its 2015 capital budget of $500 million and its annual average operating costs per boe of $19.25 - $19.75 and G&A per boe of $2.80 - $3.05 as disclosed in its September 1, 2015 press release.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at November 4, 2015 for production, capital expenditures, operating costs per boe and G&A per boe in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow from operations performance for 2015, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

	Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	16	0.03
Liquids production	1,000 bbls/day	12	0.02
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	2	—
Effective interest rate	1%	8	0.02
Exchange rate ($US per $CAD)	$0.01	5	0.01

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years and thereafter as follows:

	2015	2016	2017	2018	2019	Thereafter
Long-term debt	$376	$249	$227	$371	$619	$407
Transportation	5	29	55	59	60	284
Power infrastructure	21	10	10	10	10	8
Drilling rigs	4	11	7	—	—	—
Purchase obligations (1)	1	1	1	1	—	—
Interest obligations	35	129	100	80	40	45
Office lease (2)	15	58	55	55	56	314
Decommissioning liability (3)	$15	$22	$77	$76	$72	$306

(1)	These amounts represent estimated commitments of $1 million for CO2 purchases and $3 million for processing fees related to Penn West’s interests in the Weyburn Unit.
(2)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $292 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.7 billion in senior notes maturing between 2015 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans. The Company continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, the Company became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of the Company’s historical financial statements and related MD&A. In 2014, the Company was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against such actions.

Equity Instruments

Common shares issued:
As at September 30, 2015 and November 4, 2015	502,163,163

Options outstanding:
As at September 30, 2015	16,092,478
Granted	61,100
Forfeited	(2,970,735)

As at November 4, 2015	13,182,843

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on July 1, 2015 and ending on September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting. In May 2013, COSO updated the Internal Control – Integrated Framework which superseded the 1992 Framework on December 15, 2014. Currently, the Company is transitioning to the 2013 COSO Framework as it relates to its ICFR.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow/ Funds flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Funds Flow excluding the impact of financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, the plan to limit development capital expenditures to remain within funds flow from operations by year-end, continuing to build on efficiencies gained in the past and looking for further opportunities to reduce the overall cost structure, pursuing additional non-core asset disposition initiatives as a means to strengthen the balance sheet and further focus our asset portfolio; under “Crude Oil”, challenges oil price will encounter due to uncertainties regarding demand growth and the potential for incremental supply; under “Natural Gas”, the downward pressure on AECO prices in the Fall season if the restrictions on the TCPL system are lifted; under “General and Administrative Expenses”, anticipated net G&A per boe for 2015; under “Depletion, Depreciation, Impairment and Accretion”, remaining committed to pursuing additional non-core asset sales and to continue to focus on debt reduction and strengthening of the balance sheet, and the expectation of the Weyburn transaction closing in November 2015; under “Foreign Exchange”, the normal course maturities to be paid by year-end and the offering of disposition proceeds as pre-payments to noteholders and bank syndicate; under “Capital Expenditures”; the anticipated closing date for the Weyburn transaction and the offering of disposition proceeds as pre-payments to noteholders and bank syndicate, under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Liquidity and Capital Resources”, considering opportunities to reduce or diversify the debt capital structure, our belief that our actions increase the likelihood of maintaining our financial flexibility and capital programs, our intention to continue to actively identify and evaluate hedging opportunities in order to reduce our exposure

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

to fluctuations in commodity prices and protect our future cash flows and capital programs; under “Outlook”, the updated annual production guidance range; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, monitoring the credit metrics and maintaining positive working relationship with the lenders, investors and agents, our intent to vigorously defend against any legal actions relating to damages alleged to have been incurred due to a decline in our share price arising out of the restatement of certain of our historical financial statements and related MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend in addition to our dividend reinvestment plan.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST THIRD QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 22